November 17, 2005

Geoffrey Ossias

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Sunstone Hotel Investors, Inc.

Form S-3 Filed on October 27, 2005

File No. 333-129258

Dear Mr. Ossias:

On behalf of our client, Sunstone Hotel Investors, Inc. (the “Company”), we hereby respond to the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission to the Company’s Registration Statement on Form S-3 (the “Form S-3”) referred to above. With respect to footnote 3 on page 31 of the Form S-3, the Staff orally inquired as to why it was appropriate to register 599,355 shares of common stock of the Company that had not yet been purchased by Security Capital Preferred Growth Incorporated (“Security Capital”). In response to the Staff’s comment, the disclosure in Amendment No. 2 to the Form S-3, which was filed on November 16, 2005, has been revised to remove the 599,355 shares of common stock to be acquired on December 29, 2005 by Security Capital from the securities to be registered for sale under the Form S-3.

If you have any questions regarding this response or need any additional information, please call me at (310) 712-6630.

Very truly yours,

/s/ ALISON S. RESSLER
Alison S. Ressler

cc:	Elaine Wolff
(Securities and Exchange Commission)

Jon D. Kline
(Sunstone Hotel Investors, Inc.)